SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

TLC Vision Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872549100
(CUSIP Number)

Mark A. Weiss, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box     ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872549100		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,140,995
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,140,995
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,140,995 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 to Schedule 13D is filed to amend Item 4, Item 5(a) and 5(b) and Item 7.  As described in Item 5(b) below, the proxy granted to Dr. Stephen N. Joffe (the “Reporting Person”) for 361,090 shares of common stock (the “Shares”), of TLC Vision Corporation, a corporation organized under the laws of New Brunswick, Canada (the “Issuer”) was revoked on May 7, 2008.  Thus, the Reporting Person has ceased to be the beneficial owner of more than 5% of the Shares.  Accordingly, this is the Reporting Person’s final amendment to Schedule 13D and is an exit filing.

Item 4.  Purpose of Transactions.

The following information amends and restates the Reporting Person’s response to Item 4 in the Reporting Person’s Schedule 13D filed on February 21, 2008 as amended on February 27, 2008, February 29, 2008 and March 6, 2008.

The Reporting Person previously nominated the Reporting Person, Michael R. Henderson and Cathy Willis to the Board of Directors of the Issuer and reported an intention to prepare proxy materials and solicit proxies in favor of the Reporting Person’s nominees in connection with the Issuer’s 2008 Annual Meeting of Shareholders (the “Annual Meeting”).  The Reporting Person also filed preliminary proxy materials.  The Reporting Person has not filed definitive proxy materials nor solicited any proxies for the Annual Meeting.  The Reporting Person no longer intends to solicit proxies in favor of his director nominees and will not file definitive proxy materials.  In addition, the Reporting Person has sent a letter to the Issuer withdrawing his nominees to the Board of Directors.  The Reporting Person issued the press release attached as Exhibit 99.11 and incorporated in this Amendment No. 4 to Schedule 13D by reference.

Other than as set forth above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person intends to review his investment in the Issuer on a continuing basis and retains the right to change his investment intent, to propose one or more possible transactions to the Issuer, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by him in any manner permitted by law.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, communication with other stockholders, making additional proposals to the Issuer concerning the capitalization, business and operations of the Issuer, acquiring additional Shares or other securities of the Issuer for cash or other consideration or selling some or all of his Shares or to change his intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

        Items 5(a) and 5(b) are amended and restated as follows:

     (a)        See Items 11 and 13 on page 2 of this Schedule 13D.

     (b)        See Items 7, 9 and 11 on pages 2 of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1*	Power of Attorney
99.2*	Proxy dated March 6, 2008
99.3*	Letter dated February 14, 2008 to TLC Vision Corporation (filed as part of Exhibit 99.4)
99.4*	Press Release
99.5*	Press Release dated February 27, 2008 (including letter dated February 27, 2008 to TLC Vision Corporation)
99.6*	Letter dated March 6, 2008 to TLC Vision Corporation
99.7*	Director Nomination Form
99.8*	Press Release dated March 6, 2008
99.9*	Press Release dated March 12, 2008
99.10	Revocation of Proxy
99.11	Press Release dated May 7, 2008

* Previously filed.

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      May 7, 2008

*
Dr. Stephen N. Joffe

/s/Mark A. Weiss
*Mark A. Weiss
As Attorney-in-Fact for Dr. Stephen N. Joffe